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                                                                    EXHIBIT 99.2
                                                          FORM OF AGREEMENT "AE"

                              NORWEST CORPORATION
                     LONG-TERM INCENTIVE COMPENSATION PLAN
                      NON-QUALIFIED STOCK OPTION AGREEMENT
            WITH RIGHT TO ACQUIRE ACCELERATED OWNERSHIP STOCK OPTION
                                  GRANT DATE:

EMPLOYEE'S NAME

1. GRANT OF OPTION - GRANT. The Corporation has granted the Employee a Non-Qualified Stock Option ("Option") to purchase _______ Shares of the Corporation's common stock ("Stock").

2. OPTION PURCHASE PRICE. The Option purchase price is $________per Share.

3. TERM AND EXERCISE OF OPTION. The Option will become exercisable in one year as indicated in the attached Statement of Option Activity. The Option may be exercised between the vesting date and the expiration date indicated in the Statement of Option Activity provided you are continuously employed by the Corporation or an Affiliate ("Norwest"). If your employment with Norwest is terminated, the Option may be exercised only as described in paragraph 4 below. While you are alive, the Option may be exercised only by you or your legal representative.

To exercise all or part of the Option, deliver a "Notice of Exercise" to the Norwest Corporation Stock Option Administrator, Norwest Center, Sixth and Marquette, Minneapolis, MN 55479-1037, specifying the number of whole Shares you wish to purchase. You must pay the total Option price for that number of Shares on the day that you exercise either (a) in cash or (b) in whole Shares of Stock valued at its Fair Market Value on the date of exercise (except that cash may be used to buy up to the next whole Share). If Stock is used to pay the purchase price, the Stock used must have been (x) owned by you for at least six months prior to the date of exercise or purchased by you in the open market and (y) must not have been used in a stock-for-stock swap transaction within the preceding six months.

4. RETIREMENT, DISABILITY, DEATH OR OTHER TERMINATION OF EMPLOYMENT. If you retire and are entitled to a benefit under Section 6.1 or Section 6.2 of the Norwest Corporation Pension Plan or under Section 4.1 or Section 4.2 of the Norwest Financial Pension Plan then (a) any increment of the Option that vests within one year from the date of such retirement will immediately vest and be exercisable until the expiration date indicated in the Statement of Option Activity or until one year after your date of death, whichever occurs first and
(b) any increment of the Option that vests more than one year from the date of such retirement will be cancelled effective as of the date of such retirement. If you become permanently disabled while you are employed by Norwest, then your entire Option is immediately vested and exercisable and will remain exercisable until one year after your date of death or until the Option expires, whichever occurs first. If you die while you are employed by Norwest, the entire Option is immediately vested and exercisable, and the beneficiary as set forth in the Plan may exercise the Option until one year from the date of your death or until the Option expires, whichever occurs first.

If you leave Norwest's employment for any reason other than death, permanent disability, Retirement, or discharge for cause, you may exercise through the last business day of the month following the month in which your termination of employment occurs, that part of the Option which was exercisable on the date of termination. If you are discharged for cause, the Option will expire upon receipt by you of oral or written notice of termination. Termination of employment does not include a leave of absence approved by the Committee.

5. WITHHOLDING TAXES. When you exercise this Option, you agree to pay all required withholding taxes to your Norwest employer. Income taxes are computed based on the difference between the Fair Market Value (the average of the highest and lowest prices of Norwest common stock) of the Shares acquired on the date of exercise and the Option price for those Shares. Taxes may be paid either in cash or, if you elect, by having the Corporation withhold from the Shares to be issued a number of shares (valued at their Fair Market Value on the date of exercise) necessary to satisfy the taxes. The Corporation is not obligated to deliver the Shares until withholding obligations are met.

6. AWARD OF ACCELERATED OWNERSHIP NON-QUALIFIED STOCK OPTION ("AO"). If you exercise this Option while you are employed by Norwest and pay the purchase price in Stock, you are hereby granted an AO at the Fair Market Value on the date of such exercise. The AO grant equals the number of whole Shares used in the swap exercise to pay the purchase price plus a number of Shares with respect to taxes payable upon exercise, determined in accordance with procedures approved by the Committee which take into account estimated incremental tax rates. Subject to the provisions of paragraphs 3 and 4, the AO may be exercised between the date of grant and the date of expiration of this Option. The AO shall be evidenced by an agreement containing such other terms and conditions as the Committee approves. No AO is granted if the Option is exercised after your Retirement, permanent disability, death or other termination of employment.

7. TRANSFERABILITY OF OPTION. This Option may be transferred only by will, the laws of descent and distribution or by your designating a beneficiary in accordance with Section 9.1(e) of the Plan.

8. NO AGREEMENT FOR NORWEST TO CONTINUE YOUR EMPLOYMENT. Nothing in this Agreement gives you any right to continued employment and Norwest may terminate you at any time for any reason.

9. GENERAL RESTRICTIONS. The Corporation may delay the exercise of any Option if it determines that (a) the Shares subject to the Option should be listed, registered or qualified on any securities exchange or under any law, or (b) the consent of a regulatory body is desirable.

10. ADDITIONAL PROVISIONS AND INTERPRETATION OF THIS AGREEMENT. This Agreement is subject to the provisions of the Plan. Capitalized terms not defined in this Agreement are used as defined in the Plan. If the Plan and this Agreement are inconsistent, provisions of the Plan will govern. Interpretations of the Plan and this Agreement by the Committee are binding on you and the Corporation.